                                                 TSX-V: MAD                                OTCBB: MRDDF                        FSE: MRG

Suite 1500 – 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

MIRANDA GOLD AND RAMELIUS RESOURCES SIGN DEFINITIVE EXPLORATION FUNDING AGREEMENT FOR ANGEL WING

Vancouver, BC, Canada – September 21, 2010 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) announces the signing of an exploration and option to form a joint venture agreement (the “Agreement”) with Ramelius Resources Ltd. (“Ramelius”) (ASX: RMS) on Miranda’s Angel Wing project.

Under the terms of the Agreement, Ramelius will initially fund US$4,000,000 in qualifying expenditures over a five-year period.  Ramelius can then earn a 70% interest in the Angel Wing project by completing a positive feasibility study over a four-year period or by annually funding US$1,000,000 in exploration and development during the next 10 years. The first year’s commitment of US$350,000 is an obligation and includes a minimum of 4,000 ft (1,219 m) of drilling.

This summer, Ramelius’ contractors conducted additional geologic mapping and soil geochemical surveys. Results from this work and soon-to-be-received interpretations from recently completed magnetic and resistivity geophysical surveys will refine existing drill targets and identify additional drill targets.

Four veins are currently identified within the claim block and drill testing of three of them is planned to commence late September or early October. The initial drill program will utilize a reverse circulation drill. Five pads are constructed and from them up to eight angle holes totaling about 4,700 ft (1,433 m) will be drilled. The holes will test lateral and vertical continuity of the veins and assess their gold and silver content. Additional permitting and drill pad construction are required before testing the fourth vein, which was recently defined by this summer’s mapping.

Disseminated, sediment-hosted gold mineralization occurs in the vicinity of portions of the veins. At Angel Wing this style of mineralization generates anomalous gold in soil and rock samples in areas of decalcified and silicified limestone. One of these zones will be tested with up to three angle holes totaling about 1,300 ft (396 m). The holes will all be collared from the same previously constructed drill pad. The holes will test what are currently believed to be the controlling structures for higher grade gold mineralization.

Permitting is in process for additional drill sites. Finalization of drill site locations will be made after interpretation of the geophysical surveys is complete.

Project details

The Angel Wing project consists of 87 unpatented lode claims (7.3 sq km) in northeast Elko County, Nevada. Past work has consisted principally of mapping and sampling. High-grade, surface samples up to 2.7 oz Au/t (92.5g Au/t) occur in steeply dipping quartz-calcite-adularia "bonanza" veins within Triassic limestone. The high-grade veins remain untested by drilling in a zone measuring one mile (1.6 km) along strike, 1,200 ft (366 m) wide and at depth. Surface sampling has also identified disseminated, sediment-hosted gold mineralization up to 0.044 oz Au/t (1.507 g Au/t) in silicified and clay altered Paleozoic and Tertiary rocks. Historic shallow, vertical drilling targeted disseminated mineralization and returned up to 0.047 oz Au/t over 50 ft (1.609 g Au/t over 15.2m) in drill hole DC-7.

For more information on Angel Wing go to http://www.mirandagold.com/s/AngelWing.asp.

For more details on Ramelius visit their website at http://www.rameliusresources.com.au/.

The data disclosed in this press release have been reviewed and verified by President & CEO Ken Cunningham, P.Geo, BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Piedmont Mining Company Inc., Montezuma Mines Inc., NuLegacy Corporation, Red Eagle Mining Corporation, Ramelius Resources Ltd., and SIN Holdings Ltd.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.